Greenhaven Continuous Commodity Index Fund
Greenhaven Continuous Commodity Index Master Fund
3340 Peachtree Road
Atlanta, Georgia 30326
December 3, 2007
VIA FACSIMILE AND EDGAR TRANSMISSION
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Karen J. Garnett, Assistant Director
          Owen Pinkerton, Senior Counsel

Re:	Greenhaven Continuous Commodity Index Fund and Greenhaven Continuous Commodity Index Master Fund Registration Statement on Form S-1 File No. 333-138424
Dear Ms. Garnett,
     In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 3:00 p.m., New York City time, on December 5, 2007 or as soon thereafter as possible.
     Further to our request for acceleration, we hereby acknowledge the following: (i) if the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to its delegated authority, declares the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; (iii) the company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and (iv) the Company is aware of its respective obligations and responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the above referenced Registration Statement.
     Thank you very much for your consideration of this.

Very Truly Yours, Greenhaven Commodity Services, LLC, as Managing Owner
/s/ Ashmead Pringle
Ashmead Pringle
Managing Member

cc:	Barry Breen, Esq.